GERALD A. MORTON
General Counsel and
Vice President — Business Development
October 28, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	SEC Comment Letter dated October 26, 2010
Carrizo Oil & Gas, Inc.
Schedule TO-I
Filed on October 25, 2010
File No. 005-51465
Ladies and Gentlemen:
     As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Carrizo Oil & Gas, Inc. (the “Company”) does hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned should you have any questions regarding this letter or its contents.

Very truly yours,
/s/ Gerald A. Morton
General Counsel and Vice President—
Business Development

Carrizo Oil & Gas, Inc. • 1000 Louisiana Street • Suite 1500 • Houston, Texas 77002 • Direct +1 (713) 328-1073 • Fax +1 (713) 328-1035